SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of the Shareholders Meeting Resolutions

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") in regard to subsection III of article 30 of Instruction CVM 480/2009, reports that the Shareholders of Eletrobras, at a meeting today, resolved as follows in regard to the subject matters of the agenda of the 169th Extraordinary General Meeting, held on this date.

The Shareholders attending the 168th Extraordinary General Meeting decided:

1. To Approve the rectification of item 7.9 of the decision of the 165th Extraordinary General Meeting of July 22, 2016 to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras at the distributors known as Companhia de Eletricidade do Acre - Eletroacre, Centrais Elétricas de Rondônia SA - Ceron, Amazonas Distribuidora de Energia SA - Amazonas Energia, Boa Vista Energia SA - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Companhia Energética do Piauí - Cepisa, provided that it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the closing of the temporary distribution services, as well as the liquidation of said distributors, which should also occur if it is not guaranteed by ANEEL and/or by the Granting Authority, the right to provide distribution services will, temporarily, until the effective transfer of control, appropriate remuneration, the exact terms set out in item 2 below;

2. To Approve, once the item 1 above was approved, that the distributors, denominated Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A – Boa Vista Energia, Companhia Energética de Alagoas – Ceal e Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution of electric energy services until the effective transfer of the shareholding control, provided that (i) all the resources necessary to operate, maintain and to make investments related to the public services of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the Distributors, without any contribution of any kind, by Eletrobras; and (ii) there is an act of the Granting Authority extending the deadlines for provision of temporary service by the Distributors; and

Summary of the Shareholders Meeting Resolutions

3. To Approve the revoke of the decision of the 162nd Extraordinary General Meeting of June 22, 2015, which authorized, as part of the process of unbundling of the generation and transmission activities of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia , the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia through the exchange of such debentures for the totality of the shares issued by Amazonas Geração e Transmissão S.A, owned by Amazonas Distribuidora de Energia S.A, due to the need to change the unbundling model

The Company hereby informs that the minutes of meeting the 169th Extraordinary General Meeting, drawn up in the form of a summary of the events that occurred, including dissent and protest, containing the transcript only of the resolutions taken, as provided for in the first paragraph of article 130 of Law 6,404/76, shall be filed, within a period of up to 7 business days, counted from this date, on the Company's websites (www.eletrobras.com/ir), the Securities and Exchange Commission website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br).

Brasília, December 28, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.